UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on FPSO Mero 4

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Rio de Janeiro, November 29, 2021 – Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 08/02/2021, informs that it signed today contracts with the company SBM Offshore for the chartering and provision of services of the FPSO Alexandre de Gusmão, the fourth definitive system to be installed in the Mero field, located in the pre-salt of the Santos Basin. The contracts follow the same parameters of the letter of intent signed in August of this year. The unit is expected to start production in 2025.

The FPSO, which stands for floating production, storage, and oil transfer unit, will be installed approximately 160 kilometers from Arraial do Cabo, in Rio de Janeiro, and will be capable of processing 180 thousand barrels of oil and 12 million cubic meters of gas per day. The contracts will last for 22 years and 6 months from the unit's final acceptance.

The project foresees the interconnection of 15 wells to the FPSO, 8 of which are oil producers, 6 water and gas injectors, 1 convertible well from producer to gas injector, through a subsea infrastructure composed of rigid production and injection pipelines and flexible service pipelines. To date, the project has had 4 wells drilled and 2 completed.

The contracts reinforce Petrobras' performance in partnership in the E&P area with a focus on deep and ultradeep waters. The company continues to operate efficiently and competitively, maximizing the potential of its assets and promoting more return for the company and the society.

About Mero Field

The Mero field is the third largest in the pre-salt and is located in the Libra area, operated by Petrobras (40%) in partnership with Shell Brasil Petróleo Ltda. (20%), TotalEnergies EP Brasil Ltda. (20%), CNODC Brasil Petróleo e Gás Ltda. (10%), CNOOC Petroleum Brasil Ltda. (10%) and Pré-Sal Petróleo S.A. (PPSA), which is the manager of this contract.

Production of the first definitive Mero system (Mero 1) is scheduled to start in 2022, through FPSO Guanabara, followed by Mero 2 (FPSO Sepetiba), in 2023, and Mero 3 (FPSO Marechal Duque de Caxias), in 2024.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer